J.P. Galda & Co.

Attorneys-at-Law

Three Westlakes

1055 Westlakes Drive, Suite 300

Berwyn, Pennsylvania 19312

Telephone (215) 815-1534

October 6, 2016

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:	Suzanne Hayes, Assistant Division Director
Josh Samples and Erin Jaskot

Re:	Algae Dynamics Corp.
Registration Statement on Form S-1
File No. 333-213230

Mesdames Hayes and Jaskot and Mr. Samples :

Today the Registrant has filed Amendment No. 2 to the above – captioned Registration Statement. The following paragraphs respond to the Staff’s letter of comments dated October 4, 2016.

1. The delaying amendment language was included in Amendment No. 2 and is also provided in the filing today.

2. The opinion paragraph was inadvertently omitted and we have refiled the Exhibit No. 5 opinion today as requested.

3. We have filed a new Exhibit 5 opinion covering all of the offered shares

4. The requested revision has been made.

We believe this addresses all outstanding comments. As mentioned previously, we would like to go effective on this Registration Statement as soon as possible. After you had as an opportunity to review the filing please get back to us as soon as possible so that we may request acceleration.

Very truly yours,

/s/ J.P. Galda